                                DELTATHREE, INC.
                          75 BROAD STREET, 31ST FLOOR
                            NEW YORK, NEW YORK 10004
                                 (212) 500-4850
                             INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

 NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH
                          THIS INFORMATION STATEMENT.

    This Information Statement is being mailed on or about July 6, 2001 to the holders of shares of Class A common stock, par value $0.001 (the "Common Stock"), of deltathree, Inc., a Delaware corporation ("deltathree" or the "Company"), as of June 29, 2001. You are receiving this Information Statement in connection with the designation by Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., an Israeli company ("Atarey"), of persons to serve as a majority of the members of the Board of Directors of the Company (the "Board").

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    The information contained in this Information Statement concerning Atarey and the Designees (as hereinafter defined) has been furnished to the Company by Atarey and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

                             BACKGROUND INFORMATION

    In March 2001, RSL Communications, Ltd., a Bermuda corporation ("RSL COM"), commenced insolvency proceedings in Bermuda. By an order of the Supreme Court of Bermuda, dated March 19, 2001, PricewaterhouseCoopers LLP was appointed the provisional liquidator of RSL COM with the power and authority to sell assets of RSL COM and to perform functions ancillary to any such sales of RSL COM assets. On April 26, 2001, RSL COM, as the Company's majority stockholder, took action by written consent to reduce the size of the Board to five members and to appoint a new Board of the Company, including the following individuals: Noam Bardin, Shimmy Zimels, Keith Maib, Hilary Kramer and James McDermott. The new Board replaced a Board composed primarily of former RSL COM executives and affiliates, including the following individuals: Noam Bardin, Paul Domorski, Avery Fischer, Itzhak Fisher, Robert Grusky, Yadin Kaufmann, Jacob Schuster, Nir Tarlovsky, Oakleigh Thorne and Eric Zinterhofer.

    On June 28, 2001, RSL COM, the Company's majority stockholder and sole owner of the Company's super-voting Class B Common Stock, par value $0.001, entered into a share purchase agreement with Atarey (the "RSL Purchase Agreement"). Under the RSL Purchase Agreement, among other things, Atarey purchased the 19,569,459 shares of Class B Common Stock of the Company owned by RSL COM at a purchase price of $0.80 per share. Pursuant to the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), the shares of Class B Common Stock were automatically converted into shares of Class A Common Stock of the Company immediately upon transfer to Atarey. The holders of Class A Common Stock and Class B Common Stock have identical rights except with respect to voting, conversion and transfer. Holders of Class A Common Stock are entitled to one vote per share on all matters submitted for stockholder vote, while holders of Class B Common Stock are entitled to ten votes per share. In connection with the RSL Purchase Agreement, the Company, RSL COM and Atarey entered into a Novation and Amendment Agreement, dated as of June 28, 2001 (the "RSL Novation Agreement"), pursuant to which, among other things, RSL COM, with the Company's consent, assigned its rights under the Registration Rights

Agreement, dated as of September 1, 1999, between the Company and RSL COM, as amended by the RSL Novation Agreement, to Atarey.

    On June 26, 2001, by action of the Board following the request of Atarey, the number of persons comprising the Board was increased from five persons to six persons. As a result of this action, and the resignation of Hilary Kramer and James McDermott as directors on June 29, 2001 simultaneous with the completion of the transaction under the RSL Purchase Agreement, there then existed three vacancies on the Board. Such vacancies were filled by Lenny Roth, Joshua Maor and Amir Gera, representatives designated by Atarey and appointed by the remaining members of the Board (the "Designees"). In addition, also by action of the Board, the number of persons comprising the Board will be decreased from six persons to five persons ten days after this Information Statement is mailed to all stockholders of the Company in compliance with
Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. At that time, the resignation of Keith Maib as director will become effective.

    On July 3, 2001, CNET Investments, Inc., a Delaware corporation ("CNET"), entered into a share purchase agreement with Atarey (the "CNET Purchase Agreement"). Under the CNET Purchase Agreement, among other things, Atarey will purchase the 1,085,943 shares of Class A Common Stock of the Company owned by CNET on substantially the same terms as set forth in the RSL Purchase Agreement. CNET will sell its shares of Class A Common Stock of the Company to Atarey in accordance with the "tag-along" rights granted to CNET pursuant to the Investor Rights Agreement, dated as of October 20, 1999, by and among the Company, RSL COM and CNET (the "Investor Rights Agreement"). Atarey has advised the Company that it intends to purchase the shares from CNET under the CNET Purchase Agreement on or about July 6, 2001. Also in connection with the CNET Purchase Agreement, the Company, RSL COM, CNET and Atarey entered into a Novation and Amendment Agreement, dated as of July 3, 2001 (the "CNET Novation Agreement"), pursuant to which, among other things, CNET, with the consent of the Company and RSL COM, assigned its rights under the Investor Rights Agreement, as amended by the CNET Novation Agreement, to Atarey.

                     INFORMATION WITH RESPECT TO DESIGNEES

    Set forth below is the name, age and certain biographical information of the persons who are the Designees. Such information is being furnished by Atarey.

    LYON LENNY ROTH, 37--Director. The Board intends to appoint Mr. Roth as Chairman of the Board. Since August 2000, Mr. Roth has been the Vice President for Business Development at Airslide Systems, Inc., a telecommunication equipment manufacturer. Previously, Mr. Roth was the Chief Executive Officer of Jerusalem Global, an Israeli investment bank. From 1995 through 1999, Mr. Roth was an assistant to the Chief Executive Officer and later a Vice President of Koor Industries Ltd., an investment holding company engaged primarily in telecommunications equipment, defense electronics and agrochemicals.

    JOSHUA MAOR, 65--Director. Mr. Maor is the Chairman and Chief Executive Officer of Green Venture Capital Ltd., an investment holding company which engages primarily in acquiring holdings in venture capital funds, and the Chairman of Commutech Holding & Investments Ltd., an investment holding company which engages primarily in investments in high tech companies. From 1996 through 1997, Mr. Maor was the Chairman of I.B.M. Israel Ltd., which distributes and provides services for I.B.M. products, and I.B.M. Science and Technology Ltd., a research and development company. Mr. Maor served as a member of the Advisory Board of the Company from 1997 through 1998.

    AMIR GERA, 41--Director. Mr. Gera is the Assistant Director General of Green Venture Capital Ltd. and the Chief Executive Officer of Commutech Holding & Investments Ltd. From 1993 through 2000, Mr. Gera was the Assistant Director General of Emet Neveh Savion Ltd., which owns and manages real estate assets.

    The Designees assumed office upon completion of the transaction under the RSL Purchase Agreement, which occurred on June 29, 2001. At this time, the Designees constitute one-half of the Board.

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            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The Certificate of Incorporation provides that the number of members of the Company's Board shall be not less than three and not more than thirteen. The current number of directors on the Board is six. At each annual meeting of stockholders, directors will be elected to hold office for a term of one year and until their respective successors are elected and qualified. All of the officers identified below serve at the discretion of the Board.

INFORMATION ABOUT CERTAIN CURRENT AND FORMER MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY (OTHER THAN DESIGNEES)

    NOAM BARDIN, 30--Chief Executive Officer, President and Director. A co-founder of deltathree, Mr. Bardin is the visionary behind the Company and chief architect of its global strategy. Mr. Bardin discovered Internet telephony while working in the smartcard industry in Israel, communicating with his colleagues overseas via PC-to-PC calling technology. He founded deltathree as a reaction to the poor call quality available at the time and in response to the reality that telephones are more universally accessible than PCs. Mr. Bardin served as Vice President of Technology and Chief Technology Officer of deltathree since June 1997 before being named President and Chief Executive Officer in April 2000. He served as Global Network Director from November 1996 to May 1997. Prior to founding deltathree, he worked with Ambient Corporation and served as an officer in the Israeli Special Forces. Mr. Bardin graduated from Hebrew University with a degree in Economics.

    HILARY KRAMER, 36- Former Director. Ms. Kramer was a director of deltathree from April 2001 through June 28, 2001. Ms. Kramer is Senior Managing Director and Chief Investment Strategist for the Cisneros Group of Companies, a privately-owned global broadcast, media and telecommunications company.
Ms. Kramer was a founder of the America Online joint venture, AOL Latin America, to bring Internet services into Latin America. Ms. Kramer leads AOL Latin America's management's business development and planning process. Ms. Kramer was also a founder of DIRECTV Latin America, a partnership with Hughes Electronics, and assists in managing the DIRECTV partnership. Ms. Kramer has worked in Lehman Brothers Inc.'s Investment Banking Division, as well as Morgan Stanley's Corporate Finance and Treasury Departments. Ms. Kramer graduated magna cum laude in 1986 from Wellesley College and holds an MBA from the Wharton School at the University of Pennsylvania.

    KEITH MAIB, 42--Director. Mr. Maib became a director of deltathree in April 2001. Mr. Maib is a nationally recognized crisis and turnaround manager and the founder and managing partner of Canterbury Court Associates, LLC, a crisis and turnaround management firm. He is currently serving as the Chief Restructuring Officer of RSL Communications Ltd. Previously, Mr. Maib was the President, Chief Executive Officer and a Director of PennCorp Financial Group, a life insurance holding company and the parent company of Southwestern Life Insurance Company and Security Life and Trust Insurance Company, Chief Financial Officer of Acordia, Inc., a property and casualty insurance broker, a partner at Coopers & Lybrand, the Chief Operating Officer of Borland, Inc., a software manufacturer and a partner at Price Waterhouse. Mr. Maib graduated in 1981 from the University of Kansas with a B.S. in Accounting. He is also a director of Sagent Technology, Inc., a software manufacturer and a number of privately held companies affiliated with RSL COM.

    JAMES MCDERMOTT, 39--Former Director. Mr. McDermott was a director of deltathree from April 2001 through June 28, 2001. Mr. McDermott is currently a Principal of Eagle Rock Group. From June 1998 to June 2000, Mr. McDermott was the Executive Vice President and Chief Financial Officer of PennCorp Financial Group, Inc. and affiliates, and held other positions with PennCorp from November 1992 through June 1998, including serving as Principal of Knightsbridge Capital Fund I, L.P., an investment fund specializing in leveraged-equity acquisitions of insurance and insurance-related businesses, from December 1994 through June 1998, Senior Vice President from May 1995 through June 1998, Chairman of the Board of Kivex.com, an Internet service provider, from December 1994

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through July 1999, and Vice President and Controller-Insurance Operations from
November 1992 through December 1994. Mr. McDermott graduated with a Bachelor of Business Administration from the University of Wisconsin-Madison in 1984.

    SHIMMY ZIMELS, 35--Chief Operating Officer and Director. Mr. Zimels joined deltathree in July 1997. Mr. Zimels is responsible for overseeing all operations, including network operations and customer accounts. Prior to joining deltathree, Mr. Zimels was the Controller and Vice President of Finance at Net Media Ltd., a leading Israel-based Internet Service Provider, from June 1995 to June 1997. From April 1991 to May 1995, Mr. Zimels was a senior tax auditor for the Income Tax Bureau of the State of Israel. Mr. Zimels graduated with distinction from Hebrew University with a degree in Economics and Accounting and holds a Masters in Economics from Hebrew University.

BOARD MEETINGS AND COMMITTEES

    The Board had four regular and no special meetings during the fiscal year ended December 31, 2000. During the fiscal year ended December 31, 2000, each member of the Board participated in at least 75% of all Board and applicable committee meetings held during the period for which he was a director. The Board has established an executive committee, a compensation committee and an audit committee to devote attention to specific subjects and to assist the Board in the discharge of its responsibilities. The functions of these committees and their current members are set forth below.

    The Executive Committee is empowered to act on any matter except those matters specifically reserved to the full Board by applicable law. Prior to April 26, 2001, Itzhak Fisher, Nir Tarlovsky and Noam Bardin served as the members of the Executive Committee. The Board expects to appoint new members to the Executive Committee.

    The Compensation Committee is responsible for evaluating the Company's compensation policies, determining the Company's executive compensation policies and guidelines and administering the Company's stock option and compensation plans. Prior to April 26, 2001, Jacob Z. Schuster and Yadin Kaufmann served as the members of the Compensation Committee. The Board expects to appoint new members to the Compensation Committee.

    In June 2000, the Board adopted a new charter for the Audit Committee. The charter contains the Audit Committee's mandate, membership requirements and duties and obligations. The Audit Committee reviewed the charter in March 2001 to determine its adequacy and will review the charter annually and, if appropriate, recommend revisions to the Board. Under the charter, the Audit Committee recommends to the Board the appointment of the firm selected to serve as the independent auditors for the Company and its subsidiaries and monitors the performance of such firm; reviews and approves the scope of the annual audit and evaluates with the independent auditors the Company's annual audit and annual financial statements; reviews with management the status of internal accounting controls; evaluates issues having a potential financial impact on the Company which may be brought to the Audit Committee's attention by management, the independent auditors or the Board; evaluates the Company's public financial reporting documents; reviews the non-audit services to be performed by the independent auditors, if any; and considers the effect of such performance on the auditor's independence. During the year ended December 31, 2000, the Board examined the composition of the Audit Committee in light of the adoption by The Nasdaq National Market of new rules governing audit committees. Based upon this examination, the Board confirmed that all members of the Audit Committee during the year ended December 31, 2000 were "independent" within the meaning of Nasdaq's new rules. A copy of the Audit Committee's charter is included as Appendix A to this Information Statement. During 2000, the Audit Committee met five times. Prior to April 26, 2001, Jacob Z. Schuster, Eric Zinterhofer and Robert R. Grusky served as the members of the Audit Committee. From May 2, 2001 through June 29, 2001, Keith Maib, James McDermott and Hilary Kramer served as members of the Audit Committee. The Board expects to appoint new members to the Audit Committee.

AUDIT COMMITTEE REPORT

    During 2000, the Audit Committee was comprised of three directors. In fiscal 2000, the Board of Directors approved and adopted a written charter which sets forth the Audit Committee's duties and responsibilities and reflects new Securities and Exchange Commission regulations and Nasdaq National Market rules.

    During the past year, the Audit Committee has, among other activities, reviewed and discussed the Company's audited financial statements for the fiscal year ended December 31, 2000 with management and with the Company's independent auditors, Brightman Almagor & Co., a member firm of Deloitte & Touche. The Audit Committee has discussed with Brightman Almagor & Co. the matters required to be discussed by American Institute of Certified Public Accountants Auditing Standards Board Statement on Auditing Standards No. 61 ("Communications with Audit Committees") relating to the conduct of the audit. The Audit Committee has received written disclosures and a letter from Brightman Almagor & Co. including disclosures required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and has discussed with Brightman Almagor & Co. their independence. The Audit Committee has considered the compatibility of the provision of non-audit services with maintaining the auditor's independence.

    Based on the Audit Committee's review of the audited financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended December 31, 2000 be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 for filing with the Securities and Exchange Commission.

                                          The Audit Committee
                                          Jacob Z. Schuster
                                          Robert R. Grusky
                                          Eric Zinterhofer

    THE ABOVE AUDIT COMMITTEE REPORT SHALL NOT BE DEEMED FILED OR INCORPORATED BY REFERENCE INTO ANY OTHER FILINGS BY THE COMPANY UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934 EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE.

AUDIT FEES

AUDIT FEES

    The aggregate fees billed or expected to be billed to the Company by the Company's independent auditors, Brightman Almagor & Co., a member firm of Deloitte & Touche, for professional services rendered for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2000 and for the reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q for that year were $57,000.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATIONS FEES

    There were no fees billed by Brightman Almagor & Co. for professional services rendered for information technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2000.

ALL OTHER FEES

    There were no other fees billed by Brightman Almagor & Co. for services rendered to the Company for the fiscal year ended December 31, 2000.

DIRECTOR COMPENSATION

    The Company has not generally paid its directors cash compensation. Directors are reimbursed for the expenses they incur in attending meetings of the Board or Board committees. Each director who is not an employee of the Company receives options to purchase 24,848 shares of Class A Common Stock on the date such director is elected to the Board. Under the Company's 1999 Directors' Plan, each non-employee director will be eligible to receive on an annual basis options to purchase 10,000 shares of Class A Common Stock with an exercise price equal to the fair market value on the date of grant. However, in May 2001, the Company paid Keith Maib, Hilary Kramer and James McDermott, each a non-employee director, a fee of $10,000, and such directors also received options to purchase 10,000 shares of Class A Common Stock, in addition to the options to purchase 24,848 shares of Class A Common Stock granted pursuant to the 1999 Directors' Plan.

1999 DIRECTORS' PLAN

    The purposes of the 1999 Directors' Plan are to enable the Company to attract, maintain and motivate qualified directors and to enhance a long-term mutuality of interest between the Company's directors and stockholders of the Company's Common Stock by granting the Company's directors options to purchase the Company's shares.

    Under the Directors' Plan, on the first business day following each annual meeting of the Company's stockholders during the term of the Directors' Plan, each director who is not an employee of the Company will be granted options to acquire 10,000 shares of the Company's Class A Common Stock with an exercise price per share equal to the fair market value of a share of the Company's
Class A Common Stock on the date of grant. These options will have a seven-year term and will become exercisable on the first anniversary of the date of grant. In addition, each director who was not an employee of the Company on the date of the completion of the Company's initial public offering was granted options to acquire 24,848 shares of the Company's Class A Common Stock with an exercise price per share equal to the initial public offering price. Each individual who becomes a director and was not an employee of the Company following completion of the initial public offering will be granted options to acquire 24,848 shares of the Company's Class A Common Stock with an exercise price per share equal to the fair market value on the date of grant. These options will have a seven-year term and will be immediately exercisable, but if exercised, subject to the 180-day lock-up to be imposed on the Company's officers and directors. The maximum number of shares that may be issued under the Directors' Plan is 600,000 shares of Class A Common Stock. The plan will terminate December 31, 2009, unless sooner terminated by the Company's stockholders.

EXECUTIVE OFFICERS OF THE COMPANY

    Set forth below is a brief description of the present and past business experience of each of the persons who serve as executive officers or key employees of the Company who are not also serving as directors.

    MARK GAZIT--Executive Vice President, Technology. Mr. Gazit joined the Company in May 2000. Mr. Gazit is responsible for overseeing, maintaining, and improving all technological aspects of the Company's operations and for spearheading the Company's research and development activities. Prior to joining the Company Mr. Gazit was Vice President, Technology and Infrastructure at NetVision Ltd. in Israel, where he was responsible for all aspects of the company's communications systems including design, deployment, and management of communications solutions via international fiber and satellite transmission. Before joining NetVision, Mr. Gazit co-founded NetMedia Ltd., where he served as Vice President, Technology and Research & Development from 1995 to 1997. From 1993 to 1995, Mr. Gazit served as Senior Systems Analyst and a computer engineer for WideCom Ltd., where he provided communications consulting services to companies such as Intel, Microsoft, National Bank of Israel and the Israeli Electricity Company. Mr. Gazit began his career in high-tech and communications in the Israeli Air Force, where he was a Senior Project Manager in an engineering unit, responsible for developing software and hardware solutions as well as managing the entire project cycle.

    JOSE RUIZ-MARTINEZ--Managing Director of Europe. Mr. Ruiz-Martinez joined the Company in October 1999. Mr. Ruiz-Martinez is responsible for the Company's European operations, with a specific emphasis on European sales & marketing. Prior to joining the Company, Mr. Ruiz-Martinez worked for Ericsson A.B. in Spain (with management positions in the areas of operations, technical training and service sales), Sweden (as Senior Business Development Director for new markets and business segments) and the United States (as Global Accounts Director for global telecom operators). Mr. Ruiz-Martinez graduated from the Polytechnic University, Madrid (Spain) with a degree in Telecommunications Engineering and holds a Masters in Business Administration from the University of Economics of Stockholm (Sweden).

    PAUL C. WHITE--Chief Financial Officer. Mr. White joined the Company in September 2000 and is responsible for corporate finance and all financial aspects of the Company's operations, including accounting, tax, treasury, financial analysis, billing, internal audit, investor relations, real estate and procurement functions. Mr. White brings a vast array of experience in both the telecommunications and Internet industries having served as President and Chief Executive Officer of TelecomRFQ, Inc., a business-to-business start-up designed to facilitate telecommunications procurement between business buyers and major suppliers. Mr. White cultivated his expertise in both telecommunications and the Internet with senior-level positions at Buyersedge.com, where he served as Vice President of Operations & Finance, and at Southern New England Telecommunications (SNET), the SBC Communications, Inc. subsidiary, where he served as Director of IT Strategy & Finance, Director of Corporate Development and Director of Finance & Business Development between 1995 and 1999. Mr. White has also worked in senior-level positions at Ernst & Young, LLP and Arthur Andersen, LLP. Mr. White has a BBA and an MBA from Hofstra University, as well as a CPA.

LEGAL PROCEEDINGS

    The Company is not aware of any legal proceedings in which any director, officer or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer or affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY

    As of July 1, 2001, after taking into consideration the purchase by Atarey of RSL COM's shares of Class B Common Stock and the automatic conversion of such shares into shares of Class A Common Stock, there were 29,078,786 shares of Class A Common Stock issued and outstanding, and no shares of Class B Common Stock outstanding. Each share of Class A Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information with respect to the beneficial ownership of shares of the Company's Class A Common Stock as of June 30, 2001 by:

    - each person who the Company knows owns beneficially more than 5% of the Company's Class A Common Stock

    - each of the Company's directors individually

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    - each of the Company's named executive officers individually

    - all of the Company's executive officers and directors as a group

    Unless otherwise indicated, to the Company's knowledge, all persons listed below have sole voting and investment power with respect to his shares of Class A Common Stock. Each person listed below disclaims beneficial ownership of their shares, except to the extent of his pecuniary interests therein. Shares of Class A Common Stock that an individual or group has the right to acquire within 60 days of June 30, 2001 pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but are not deemed outstanding for the purpose of calculating the percentage owned by any other person listed.

                                                         SHARES OF DELTATHREE
                                                            CLASS A COMMON
                                                       STOCK BENEFICIALLY OWNED
                                                      ---------------------------
                                                        NUMBER      PERCENTAGE(1)
                                                        ------      -------------
PRINCIPAL STOCKHOLDER:

Atarey Hasharon Chevra Lepituach
Vehashkaot Benadlan (1991) Ltd.(2)..................  20,655,402         71.0
  7 Giborey Israel St., P.O. Box 8468
  South Netanya Industrial Zone
  42504, Israel

DIRECTORS AND EXECUTIVE OFFICERS:

Noam Bardin (3)(4)..................................     757,421          2.6
Shimmy Zimels (3)(5)................................     473,407          1.6
Mark Gazit (3)(6)...................................     303,938            *
Paul C. White (3)(6)................................     160,000            *
Jose Ruiz-Martinez (3)(7)...........................      67,000            *
Keith Maib (6)(8)...................................      34,848            *
Lyon Lenny Roth (6)(9)(10)..........................      24,848            *
Joshua Maor (9)(10)(11).............................      40,999            *
Amir Gera (6)(9)(10)................................      24,848            *
All Directors and Executive Officers as a group
  (10 persons) (12).................................   1,887,309          6.5

------------------------
*   Less than 1%.

(1) Percentage of beneficial ownership is based on 29,078,786 shares of Class A Common Stock outstanding as of June 30, 2001.

(2) Includes 1,085,943 shares of Class A Common Stock to be purchased from CNET under the CNET Purchase Agreement.

(3) The address for the director or executive officer listed is c/o the Company.

(4) Includes options to purchase 503,938 shares of Class A Common Stock.

(5) Includes options to purchase 383,938 shares of Class A Common Stock.

(6) Represents options to purchase shares of Class A Common Stock.

(7) Includes (a) 3,000 shares of Class A Common Stock and (b) options to purchase 64,000 shares of Class A Common Stock.

(8) The address for Mr. Maib is c/o RSL Communications Ltd.

(9) The address for the director listed is c/o Atarey Hasharon Chevra Lepituach Vehashkaot Benadlan (1991) Ltd., 7 Giborey Israel St., P.O. Box 8468, South Netanya Industrial Zone, 42504 Israel.

(10) Excludes the 20,655,402 shares of Class A Common Stock owned by Atarey.

(11) Includes (a) 16,151 shares of Class A Common Stock and (b) options to purchase 24,848 shares of Class A Common Stock.

(12) Includes options to purchase 1,525,206 shares of Class A Common Stock.

CHANGE IN CONTROL

    Pursuant to the RSL Purchase Agreement, Atarey purchased all of RSL COM's shares in the Company, which represented majority ownership of the Company, for $15,655,567. Pursuant to the CNET Purchase Agreement, Atarey agreed to purchase 1,085,943 shares of Class A Common Stock from CNET for $868,754. All funds used to purchase the shares from RSL were obtained and all funds to be used to purchase the shares from CNET are expected to be obtained from the working capital of Atarey, and were borrowed pursuant to a general purpose credit line maintained by Atarey with Bank Hapoalim of Israel. As a result of these transactions, Atarey will beneficially own approximately 71% of the outstanding Common Stock of the Company.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth certain summary information concerning the compensation paid or awarded for services rendered during each of the Company's last three fiscal years to the chief executive officer of the Company and each of the four other most highly compensated executive officers of the Company in 1998, 1999 and 2000 whose total salary and bonus exceeded $100,000.

                                                                                           LONG-TERM
                                                           ANNUAL COMPENSATION            COMPENSATION
                                                  -------------------------------------   ------------
                                                                                           SECURITIES
                                                                              OTHER        UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION              YEAR     SALARY ($)   BONUS ($)   COMPENSATION   OPTIONS (#)    COMPENSATION
---------------------------            --------   ----------   ---------   ------------   ------------   ------------
Noam Bardin..........................    2000       229,167     142,000            --        250,000             --
  President and Chief Executive
  Officer                                1999       170,000     136,000            --        173,938             --
                                         1998       120,000      10,000            --             --             --
Amos Sela............................    2000        57,500          --            --             --             --
  Former President and                   1999       230,000     115,000            --        273,332             --
  Chief Executive Officer                1998            --          --            --             --             --
Shimmy Zimels........................    2000       187,500     112,000            --        130,000             --
  Chief Operating Officer                1999       170,000     136,000            --        173,938             --
                                         1998            --          --            --             --             --
Mark J. Hirschhorn...................    2000       108,333          --            --             --             --
  Former Chief Financial Officer         1999       200,000     160,000            --        173,938             --
                                         1998            --          --            --             --             --
Mark Gazit...........................    2000        83,333      54,000            --        303,938             --
Executive Vice President, Technology     1999            --          --            --             --             --
                                         1998            --          --            --             --             --

OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information regarding options to purchase shares of Class A Common Stock granted to the named executive officers during 2000.

                                                      INDIVIDUAL GRANTS                          POTENTIAL REALIZABLE
                                             ------------------------------------                      VALUE AT
                                              % OF TOTAL                                           ASSUMED RATES OF
                               SHARES OF       OPTIONS      EXERCISE      FAIR                       STOCK PRICE
                              COMMON STOCK    GRANTED TO     PRICE       MARKET                    APPRECIATION FOR
                               UNDERLYING    EMPLOYEES IN     PER       VALUE ON                     OPTION TERM
                                OPTIONS      FISCAL YEAR     SHARE     GRANT DATE   EXPIRATION   --------------------
NAME                          GRANTED (#)        (%)         ($/SH)      ($/SH)        DATE       5% ($)     10% ($)
----                          ------------   ------------   --------   ----------   ----------   --------   ---------
Noam Bardin.................    250,000          15.32        1.375       1.375      12/31/07    139,941      326,122
Amos Sela...................         --             --           --          --            --         --           --
Shimmy Zimels...............    130,000           7.97        1.375       1.375      12/31/07     72,769      169,583
Mark J. Hirschhorn..........         --             --           --          --            --         --           --
Mark Gazit..................    173,938          10.66       6.9375      6.9375        8/1/07    491,246    1,144,812
                                130,000           7.97        1.375       1.375      12/31/07     72,769      169,583

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth information for the named executive officers with respect to option exercises during 2000 and the value as of December 31, 2000 of unexercised in-the-money options held by each of the named executive officers.

                                                                         NUMBER OF
                                                                        SECURITIES         VALUE OF
                                                                        UNDERLYING       UNEXERCISED
                                                                        UNEXERCISED      IN-THE-MONEY
                                                                        OPTIONS AT        OPTIONS AT
                                             SHARES                    YEAR END (#)        YEAR-END
                                            ACQUIRED        VALUE     EXERCISABLE ($)    EXERCISABLE
NAME                                     ON EXERCISE (#)   REALIZED   /UNEXERCISABLE    /UNEXERCISABLE
----                                     ---------------   --------   ---------------   --------------
Noam Bardin............................           --             --   135,514/423,938      $186,332
Amos Sela..............................      108,400       $791,307                --            --
Shimmy Zimels..........................           --             --    95,514/303,938      $131,332
Mark J. Hirschorn......................       57,979       $312,657                --            --
Mark Gazit.............................           --             --         0/303,938            --

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

    The Company has entered into employment agreements with Messrs. Bardin, Zimels, Gazit and White each with the following principal terms:

    - The agreement is effective for a period of three years from the effective date.

    - The employee is entitled to receive a base salary as stated below, increased on each January 1, commencing January 1, 2001, by an amount equal to his base salary then in effect, multiplied by the applicable cost of living index during the prior year. The employee's base salary, as adjusted for cost of living increases, may be further increased at the option and in the discretion of the Board.

    - The employee shall be granted options to purchase shares of the Company's Class A Common Stock as set forth below, under the Company's 1999 Stock Incentive Plan. The employee's options are exercisable in installments, as long as the employee is employed by the Company on the applicable vesting date, and after an option is exercisable, that option remains exercisable until the expiration of seven years from the date of the agreement. If the employee is terminated for cause, following such date, all options will expire. The options are exercisable in three equal installments on each of the first, second and third anniversary of the effective date.

    - The employee's options are immediately exercisable in full upon a change of control. The employee's options, following any termination of the employee's employment, other than for cause, remain exercisable for the lesser of two years and the remaining term of his options.

    - If the employee's employment is terminated by the Company without cause or by the employee for good reason, the employee is entitled to receive previously earned but unpaid salary, vested benefits and a payment equal to his base salary as in effect immediately prior to the termination date.

    - If the employee dies or is unable to perform his duties, he or his representative or estate or beneficiary will be paid, in addition to any previously earned but unpaid salary and vested benefits, 12 months' total base salary reduced, in the case of disability, by any disability benefits he receives.

    The following table sets forth the position, base salary and number of shares of Class A Common Stock represented by the options granted for each of Messrs. Bardin, Zimels, Gazit and White pursuant to their respective employment agreements:

                                                                                OPTIONS TO PURCHASE
                                                                                 SHARES OF CLASS A
NAME                                        POSITION              BASE SALARY      COMMON STOCK
----                             -------------------------------  -----------   -------------------
Noam Bardin....................  President and Chief Executive      $250,000          503,938
                                 Officer
Shimmy Zimels..................  Chief Operating Officer            $200,000          383,938
Mark Gazit.....................  Executive Vice President,          $170,000          303,938
                                 Technology
Paul White.....................  Chief Financial Officer            $170,000          160,000

As a result of the change in control of the Company, the options granted to Messrs. Bardin, Zimels, Gazit and White became immediately exercisable in full.

1999 STOCK INCENTIVE PLAN

    The purpose of the Company's 1999 Stock Incentive Plan is to foster and promote the long-term financial success of the Company and materially increase stockholder value by (a) motivating superior performance by means of performance-related incentives, (b) encouraging and providing for the acquisition of an ownership interest in the Company by executive officers, other employees and consultants and (c) enabling the Company to attract and retain the services of an outstanding management team upon whose judgment, interest and effort the successful conduct of the Company's operations is largely dependent.

    GENERAL. The plan provides for the grant of (i) incentive stock options and non-incentive stock options to purchase the Company's common stock; (ii) stock appreciation rights, which may be granted in tandem with or independently of stock options; (iii) restricted stock and restricted units; (iv) incentive stock and incentive units; (v) deferred stock units; and (vi) stock in lieu of cash. The Company reserved 4,000,000 shares of Class A Common Stock for issuance upon exercise of awards to be granted under the plan.

    ADMINISTRATION. The plan will be administered by the Compensation Committee or such other committee as designated by the Board. This committee will be made up of at least two directors who are not employees of the Company and whose membership on the committee (i) does not adversely impact the Company's ability to deduct compensation payments made under the plan and (ii) will permit recipients of awards to avail themselves of exemptions under federal securities laws.

    ELIGIBILITY AND EXTENT OF PARTICIPATION. The plan provides for discretionary grants of awards to officers of the Company within the meaning of Rule 16a-1(f) of the Exchange Act and to other employees and consultants of the Company. Directors who are non-employees are prohibited from participating in the plan. The maximum number of shares for which options or stock appreciation rights may be granted to any one participant in a calendar year is 600,000 of the shares of common stock available under the plan.

    STOCK OPTIONS. Under the plan, the committee may grant both incentive and non-incentive stock options for common stock of the Company. The options generally will have a term of seven years and will become exercisable in three equal installments commencing on the first anniversary of the date of grant. The purchase price per share payable upon exercise of an option will be established by the committee; provided, however, that such option exercise price may be no less than the fair market value of a share of the Company's common stock on the date of grant (or 110% of the fair market value, in the case of incentive stock option grants to persons holding more than 10% of voting power of all classes of the Company's capital stock). The option exercise price is payable by one of the following methods or a combination of methods to the extent permitted by the committee: (i) in cash or its equivalent, or (ii) subject to the approval of the committee, in shares of common stock owned by the participant for at least six months prior to the date of exercise. The committee may provide that a participant who delivers shares of common stock to exercise an option when the market value of the common stock exceeds the exercise price of the option will be automatically granted reload options for the number of shares delivered to exercise the option. Reload options will be subject to the same terms and conditions as the related option except that the exercise price will be the fair market value on the date the reload option is granted and such reload option will not be exercisable for six months.

    STOCK APPRECIATION RIGHTS. The committee may grant stock appreciation rights in tandem with or independently of a stock option. Stock appreciation rights entitle the participant to receive the excess of the fair market value of a stated number of shares of common stock on the date of exercise over the base price of the stock appreciation right. The base price may not be less than 100% of the fair market value of the common stock on the date the stock appreciation right is granted. The committee will determine when a stock appreciation right is exercisable, the method of exercise, and whether settlement of the stock appreciation right is to be made in cash, shares of common stock or a combination of cash and shares.

    RESTRICTED STOCK AND RESTRICTED UNITS. The committee may grant awards in the form of restricted stock and restricted units. For purposes of the plan, restricted stock is an award of common stock and a restricted unit is a contractual right to receive common stock (or cash based on the fair market value of common stock). Such awards are subject to such terms and conditions, if any, as the committee deems appropriate. Unless otherwise determined by the committee, participants are entitled to receive either currently or at a future date, dividends or other distributions paid with respect to restricted stock and, if and to the extent determined by the committee, either to be credited with or receive currently an amount equal to dividends paid with respect to the corresponding number of shares covered by restricted units. Restricted stock and restricted units become vested and nonforfeitable and the restricted period shall lapse upon the third anniversary of the date of grant unless the committee determines otherwise.

    INCENTIVE STOCK AND INCENTIVE UNITS. The plan allows for the grant of awards in the form of incentive stock and incentive units. For purposes of the plan, incentive stock is an award of common stock and an incentive unit is a contractual right to receive common stock. Such awards will be contingent upon the attainment, in whole or in part, of certain performance objectives over a period to be determined by the committee. With regard to a particular performance period, the committee has the discretion, subject to the plan's terms, to determine the terms and conditions of such awards, including the performance objectives to be achieved during such period and the determination of whether and to what degree such objectives have been attained. Unless otherwise determined by the committee, participants are entitled to receive, either currently or at a future date, all dividends and other distributions paid with respect to the incentive stock and, if and to the extent determined by the committee, either to be credited with or receive currently an amount equal to dividends paid with respect to the corresponding number of shares covered by the incentive units.

    ELECTIVE UNITS. On such date or dates established by the committee and subject to such terms and conditions as the committee will determine, a participant may be permitted to defer receipt of all or a portion of his annual compensation and/or annual incentive bonus ("deferred annual amount") and receive the equivalent amount in elective stock units based on the fair market value of the common stock on the date of grant. To the extent determined by the committee, a participant may also receive supplemental stock units for a percentage of the deferred annual amount. On the date of a participant's termination of employment, the participant will receive a number of shares of common stock equal to the number of elective units and supplemental units held on that date. Elective units carry no voting rights until the shares have been issued. The committee will determine whether any dividend equivalents attributable to elective units are paid currently or credited to the participant's account and deemed reinvested in common stock. Elective units and dividend equivalents with respect to the elective units are fully vested at all times. Unless the committee provides otherwise, supplemental units and dividend equivalents with respect to the supplemental units will become fully vested on the third anniversary of the date the corresponding deferred amount would have been paid.

    STOCK IN LIEU OF CASH. The plan authorizes the committee to grant awards of common stock to executive officers in lieu of all or a portion of an award otherwise payable in cash pursuant to any bonus or incentive compensation plan of the company, based on the fair market value of the common stock.

    AMENDMENT AND TERMINATION. No awards may be granted under the plan after the expiration of ten years from the date of the plan's adoption. The board of directors or the committee may amend, suspend or terminate the plan or any portion of it at any time. However, no amendment may be made to the plan without shareholder approval if such amendment would (1) increase the number of shares of common stock subject to the plan, (2) change the price at which options may be granted, or (3) remove the administration of the plan from the committee.

1999 PERFORMANCE INCENTIVE PLAN

    The purpose of the Company's 1999 Performance Incentive Plan is to assist the Company and its subsidiaries to attract, retain, motivate and reward the best qualified executive officers and key employees by providing them with the opportunity to earn competitive compensation directly linked to the Company's performance.

    GENERAL. Under the plan, bonuses are payable if the Company meets any one or more of several performance criteria, which are to be set annually by the committee, after receipt of the proposed annual budget for the coming year from management. It is expected that proposed performance criteria for the coming year will be presented by management in the fourth quarter of the current year and approved not later than March 31 of the next year. It is expected that the period over which performance is to be measured will be one year.

    The committee shall determine whether bonuses payable under the plan will be paid in cash, shares of common stock or in any combination thereof, provided that not less than 50% of any bonus shall be in cash. No more than 400,000 shares common stock may be issued under the plan.

    ADMINISTRATION. The plan will be administered by the Compensation Committee or such other committee as designated by the Company's board of directors. This committee will be made up of directors who are not the Company's employees and whose membership on the committee (i) does not adversely impact the Company's ability to deduct compensation payments made under the plan and (ii) will permit recipients of awards to avail themselves of exemptions under federal securities laws. The committee will establish the performance targets and certify whether such performance targets have been achieved.

    BONUS. Bonus amounts are determined as follows: if 100% of the pre-established targets are achieved, participants will generally be eligible to receive a bonus equal to their base salary for such year. If 120% of such targets are achieved, the bonus potentially payable to participants will generally equal twice their base salary for such year and, if 80% of such targets are achieved, the bonus potentially payable to participants will generally equal 25% of their base salary for such year. To the extent our results exceed 80% of the targets but is less than 120% of the targets, the amount of the bonus payable to participants will be adjusted proportionately based on where such results fall within the ranges set forth above.

    Once eligibility has been determined, a bonus, if applicable, will consist of two components. Fifty percent of the amount determined pursuant to the formula described above will be payable if the targets are achieved. Up to an additional 50% of such amount will be payable in the discretion of the committee. In addition, the plan permits the committee to grant discretionary bonuses to participants, notwithstanding that a bonus would not otherwise be payable under the plan, to recognize extraordinary individual performance.

    ELIGIBILITY. Each executive officer of the company and each key employee who is recommended by the chief executive officer and selected by the committee and approved by the board of directors is eligible to receive a bonus under the plan.

    OTHER TERMS. No plan participant may receive a bonus with respect to any plan year in excess of $1,000,000. The committee may impose conditions with respect to an award of common stock, including conditioning the vesting of shares on the performance of additional service. The committee may permit a participant to receive all or a portion of his bonus payable in common stock. If a participant's employment terminates prior to the completion of performance period, the committee shall determine whether a prorated bonus may be paid to such a participant. In addition, the plan permits a participant to elect to defer payment of his or her bonus on terms and conditions established by the committee.

    AMENDMENT AND TERMINATION. Either the board of directors or the committee may amend, suspend, discontinue or terminate the plan, provided that, unless the board determines otherwise, any amendment or termination of the plan that requires stockholder approval will not be effective until stockholder approval is obtained.

1999 EMPLOYEE STOCK PURCHASE PLAN

    The purpose of the Company's 1999 Employee Stock Purchase Plan is to align employee and stockholder long-term interests by facilitating the purchase of common stock by employees and to enable employees to develop and maintain significant ownership of common stock.

    GENERAL. The employee stock purchase plan is intended to comply with the requirements of Section 423 of the Internal Revenue Code, and to assure the participants of the tax advantages provided thereby. The number of shares of the Company's common stock available for issuance under the employee stock purchase plan is limited to 1,350,000 shares of common stock.

    ADMINISTRATION. The employee stock purchase plan will be administered by a committee established by the board of directors. The committee may make such rules and regulations and establish such procedures for the administration of the employee stock purchase plan as it deems appropriate.

    ELIGIBILITY. All employees of the Company and its designated subsidiaries who have at least one year of service and work more than 20 hours per week and five months in a calendar year will be eligible to participate in the employee stock purchase plan, except that employees who are "highly compensated" within the meaning of Section 414(q) of the Code and employees who are five percent or more stockholders of the Company or any parent or subsidiary of the Company will not be eligible to participate.

    GRANTS. Pursuant to the employee stock purchase plan, each eligible employee will be permitted to purchase shares of common stock up to two times per calendar year through regular payroll deductions in an aggregate amount equal to 1% to 10% of the employee's base pay, as elected by the employee, for each payroll period. Under the employee stock purchase plan, a participant's right to purchase shares of common stock may not accrue at a rate that exceeds $25,000 of fair market value of common stock during any calendar year.

    OFFERING PERIOD; PURCHASE PERIOD. The initial offering period will commence on the first trading day on or after the effective date of the employee stock purchase plan and end on the last trading day on or prior to the second anniversary of the commencement date. Each subsequent offering period will have a duration of approximately one year, commencing on the first trading day and ending on the last trading day of each calendar year (commencing with calendar year 2001). Each "purchase period" will have a duration of approximately six months.

    EXERCISE PRICE. As of the last day of each "purchase period" ending within an "offering period," participating employees will be able to purchase shares of common stock with payroll deductions for a purchase price equal to the lesser of:

    - 85% of the fair market value of common stock on the date the offering period begins and

    - 85% of the fair market value of common stock on the last day of the purchase period.

    A right to purchase shares which is granted to a participant under the employee stock purchase plan is not transferable otherwise than by will or the laws of descent and distribution.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Executive compensation decisions in 2000 were made by the Compensation Committee. During 2000, no interlocking relationship existed between the Company's Board and the board of directors or compensation committee of any other company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. Directors, officers and greater than 10% stockholders are required by SEC regulations to furnish the Company with all Section 16(a) forms they file.

    To the Company's knowledge, based solely upon review of the copies of such reports furnished to the Company, the Company believes that all of the Company's directors, officers and greater than 10% stockholders have complied with the applicable Section 16(a) reporting requirements during the fiscal year ended December 31, 2000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The Company believes that all of the transactions set forth below were made on an arms-length basis. All future transactions between the Company and its officers, directors, principal stockholders and affiliates must be approved, in good faith, by a majority of the Board, including a majority of the disinterested directors or by a majority of the stockholders, if applicable unless they are on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

    Pursuant to a termination agreement between the Company and RSL COM, dated June 28, 2001 (the "Termination Agreement"), all of the agreements and arrangements described below were terminated in connection with the sale of RSL COM's shares of Class B Common Stock of the Company to Atarey pursuant to the RSL Purchase Agreement.

RSL COM

    On July 23, 1997, RSL COM acquired 51% of the Company's outstanding share capital. From that date through March 31, 1998, RSL COM continued to purchase additional shares from the Company's other stockholders. On March 31, 1998, the Company entered into a merger agreement with RSL COM and the Company's remaining minority stockholders. Pursuant to the agreement, the Company merged with and into a newly formed wholly-owned subsidiary of RSL COM. Since RSL COM's acquisition of a controlling interest in the Company, RSL COM funded the Company's cash requirements through inter-company loans bearing interest at the rate of 14% per annum. In November 2000, the Company paid in full $13.0 million in principal and accrued interest owed to RSL COM under inter-company loans. Prior to the closing of the Company's initial public offering, RSL COM made available an additional $10 million line of credit bearing interest at the rate of 14% per annum. The Company did not draw on the RSL COM line of credit, which terminated on November 1, 2000.

    Prior to the sale of its shares to Atarey, since the Company's initial public offering, RSL COM was the Company's controlling stockholder and owned 100% of the outstanding Class B Common Stock, which represented approximately 95.5% of the combined voting power of all of the Company's outstanding capital stock and approximately 67.4% of the economic interest in the Company.

    During the time that RSL COM beneficially owned shares of capital stock representing more than 50% of the combined voting power of the Company's outstanding capital stock, it was able to approve any matter submitted to a vote of the Company's stockholders, including, among other things, the election of all members of the Board of Directors. Therefore, various conflicts of interest could arise between the Company and RSL COM.

    RSL COM had no contractual obligation to retain its shares of Class B Common Stock. As a result, there was no assurance concerning the period of time during which RSL COM would retain its ownership of the Class B Common Stock.

    In March 2001, RSL COM commenced insolvency proceedings in Bermuda. The outcome of this proceeding may result in either a restructuring of RSL COM's obligations or the sale of RSL COM's assets. A wholly-owned, non-operating subsidiary of RSL COM and an indirect subsidiary of RSL COM also initiated insolvency proceedings in the United Kingdom. In addition, RSL COM's principal operating subsidiary in the United States and another of its subsidiaries filed to reorganize under Chapter 11 of the U.S. Bankruptcy Code.

INTERCOMPANY COMPLIANCE AGREEMENT

    The Company entered into an agreement with RSL COM under which the Company agreed not to take any action which would cause RSL COM to default under its indentures. In order to help RSL COM comply with its indentures, the Company also agreed to obtain RSL COM's written consent before incurring any debt and to provide RSL COM with information that it required for its reporting obligation under its indentures and under the securities laws. This intercompany compliance agreement was terminated pursuant to the Termination Agreement.

SERVICES AGREEMENT

    The Company entered into a services agreement with RSL COM on July 23, 1997, which was subsequently amended and restated as of September 3, 1999. As amended and restated, the agreement extended to September 2, 2004, and would have been automatically extended for additional one-year terms unless terminated by RSL COM or the Company. The services agreement could have been terminated by the Company or RSL COM for cause, by the non-bankrupt party in the event of bankruptcy of the other party or by RSL COM should RSL COM and/or its affiliates hold less than 50% of the voting control of the Company's outstanding Common Stock. The services agreement was terminated pursuant to the Termination Agreement.

SERVICES AND FACILITIES

    Under the services agreement, if the Company required equipment space or limited office space at any location where RSL COM maintains an office or equipment, RSL COM was required to use its reasonable best efforts to provide the Company such space. However, RSL COM was not obligated to provide the Company with office space for more than that required by two full-time employees, and RSL COM was entitled to vacate space without it being deemed a breach of the agreement. The Company is required to pay RSL COM its proportionate share of all lease payments associated with such office or equipment space. In addition, RSL COM was required to make reasonable efforts to assist the Company in obtaining Internet, frame relay and dedicated lines from third parties in countries where RSL COM has communication switches co-located with the Company's network servers at the same price that RSL COM pays such third parties. As of December 31, 2000, the Company co-located offices in five locations and equipment in five locations. RSL COM was also required to use its reasonable efforts to purchase dedicated bandwidth connectivity on the Company's behalf from third party bandwidth suppliers at the same price as RSL COM pays such third party suppliers. As a result, the Company realized certain bulk pricing benefits received by RSL COM.

    Under the services agreement, RSL COM was also required to provide the Company with the following services:

    - domestic inbound traffic termination--RSL COM was required to terminate the Company's domestic inbound traffic through RSL COM's switches in countries where the Company's servers and RSL COM's switches were co-located. This termination service was provided to the Company at the then prevailing fair market rates for such service.

    - international outbound termination--RSL COM was required to terminate the Company's international outbound telephone traffic in each country where the Company's servers and RSL COM's switches were co-located and RSL COM had contracted to receive such services in the ordinary course. This termination service was provided to the Company at the then prevailing fair market rates for such service.

    - traffic origination--RSL COM was required to use its best efforts to assist the Company in obtaining services, including toll-free services, from local third parties which provided the Company's users with the ability to access the Company's network at the same rates offered by such third parties to RSL COM in countries where the Company's servers and RSL COM's switches were co-located.

    - use of RSL COM switches--RSL COM was required to provide the Company with use of RSL's switches to connect the Company's carrier customers in each location where the Company's servers and RSL COM's switches were co-located. The termination rate was $0.01 per minute. The Company was charged for a minimum usage of 100,000 minutes per month per switch per connection, whether or not such minutes were used. In addition, RSL COM provided the Company's carrier customers billing and other similar customer-related services at a charge of $0.01 per minute of carrier traffic usage. Based on switches currently used, RSL COM charged the Company a minimum of $7,000 per month.

    - use of prepaid calling platform--RSL COM was required to provide the Company with access to, and use of, RSL COM's prepaid calling platform in each location where the Company's servers and RSL COM's switches were co-located. If the Company elected to use RSL COM's prepaid calling platform, the Company was charged for a minimum of 100,000 minutes per month. The fee for using RSL COM's prepaid calling platform was $0.01 per minute of traffic usage. In addition, RSL COM was required to provide the Company with additional customer-related services for the Company's prepaid calling services at a rate of $0.015 per minute of traffic usage. The Company did not elect to purchase such services.

    Under the services agreement, if any of RSL COM's current or future strategic partner objected to RSL COM providing the Company with any of the foregoing services, RSL COM could cease providing the service to the Company. A strategic partner is a minority shareholder in RSL COM or any RSL COM subsidiary owning more than 10% of the common stock of such entity. However, RSL COM is required to use reasonable efforts to encourage its strategic partners not to object. No strategic partner objected to RSL COM providing the Company with these services.

    Under the services agreement, the Company was required to provide Internet telephony services and facilities to RSL COM necessary to route RSL COM's international telecommunications traffic between all originations and destinations the Company services. The agreement provided that the Company was required to use, at RSL COM's request, up to 50% of the Company's network capacity to route RSL COM's international telecommunications traffic between the Company's origination and termination points. Through November 22, 2001, RSL COM had committed to purchase a minimum of 50 million minutes per annum of voice and fax transmission services from the Company. If RSL COM failed in this commitment RSL COM would have been required to pay the Company a shortfall charge of 10% of the average daily weighted coverage price per minute charged by the Company to RSL

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COM in the last three months of each annual period. The agreement provided that if the Company was no longer a subsidiary of RSL COM, RSL COM's minimum purchase obligation would cease. These services were provided to RSL COM at the then prevailing fair market rates. However, the services agreement did not specify procedures for establishing such rates.

MARKETING

    Under the services agreement, the Company and RSL COM engaged in joint marketing. Each of the Company and RSL COM was required to place, in a prominent location, a link on its home page Web site to the other's home page Web site. The Company and RSL COM also cross-sold each other's products and services, including through promotional materials and customer service representatives and other additional promotional efforts. However, neither the Company nor RSL COM were required to market or promote a product or service of the other if such product or service competed with the other party's product or service.

NON-COMPETITION

    Under the services agreement, RSL COM was prohibited from competing with the Company in providing Internet telephony services as described in the services agreement, provided that the Company provided RSL COM with any requested Internet telephony services promptly and with quality assurance. This non-competition provision only extended to September 3, 2001 and the scope of such provision was subject to the following limitations:

    - RSL COM and its subsidiaries could acquire up to 20% in an entity providing Internet telephony services;

    - RSL COM and its subsidiaries could be stockholders in entities providing Internet telephony services, provided that Internet telephony services were ancillary to the business of that entity;

    - the non-competition provision did not apply to RSL COM's subsidiaries that became publicly traded companies; and

    - Internet telephony services under the non-competition provision were limited to (1) phone to phone services marketed as IP to the general public, including both individuals and businesses and (2) the following enhanced IP communication services: PC-to-Phone, In Box, Click IT, Global Roaming, IP-initiated conference calls, Phone-to-PC, information services and white boarding.

MANAGEMENT AGREEMENT

    The Company entered into an agreement with RSL COM pursuant to which RSL COM agreed from the time the Company completed its initial public offering until such time as the Company was no longer a subsidiary of RSL COM, RSL COM would provide to the Company the following services:

    - international legal services

    - financial services, including assistance in accounting, financial reporting, budgeting, business controls, tax and treasury related matters

    - corporate finance and mergers and acquisition advisory services

    - assistance with network planning

    - product development

    - assistance with strategic planning

    - availability of RSL COM management

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    The Company agreed to pay to RSL COM $20,000 per month for these services, subject to adjustments for inflation. The management agreement was terminated pursuant to the Termination Agreement.

RELEASE AND INDEMNIFICATION AGREEMENT

    The Company entered into an agreement with RSL COM, pursuant to which the Company and RSL COM agreed to release each other from any claims existing or arising from acts or events occurring or failing to occur prior to the date of the agreement, other than those arising from the agreement, the services agreement, the management agreement, the intercompany credit agreement, the compliance agreement and other commercial transactions between the Company and RSL COM. Further, the Company and RSL COM agreed to indemnify each other for breaches of the agreements described above. The release and indemnification agreement was terminated pursuant to the Termination Agreement.

REGISTRATION RIGHTS AGREEMENT

    The Company entered into an agreement with RSL COM under which the Company granted RSL COM the right to require the Company on three occasions to register for sale the shares of Common Stock RSL COM held. The Company also granted RSL COM an unlimited number of "piggyback" registration rights, which provide that any time the Company registers shares of Common Stock for sale, RSL COM would have the right to include its Common Stock in such offering and sale. The registration rights agreement was terminated pursuant to the Termination Agreement, and the rights possessed by RSL COM under the registration rights agreement were assigned to Atarey pursuant to the RSL Novation Agreement.

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                                                                      APPENDIX A

                                DELTATHREE, INC.
                                 CHARTER OF THE
                   AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

    The Audit Committee (the "Committee") of the Board of Directors (the "Board") of deltathree, Inc. (the "Corporation") is appointed by the Board and is composed of directors who are independent of management of the Corporation and are free of any relationship that in the opinion of the Board would interfere with their exercise of independent judgment as a committee member.

    The Committee shall be comprised of three or more directors as determined from time to time by resolution of the Board. Consistent with the appointment of other Board committees, the members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or at such other time as may be determined by the Board. The Chairman of the Committee shall be designated by the Board, PROVIDED that if the Board does not designate a Chairman, the members of the Committee, by majority vote, may designate a Chairman. The presence in person or by telephone of a majority of the Committee's members shall constitute a quorum for any meeting of the Committee. All actions of the Committee will require the vote of a majority of its members present at a meeting of the Committee at which a quorum is present.

    The purpose of the Committee is to assist the Board in fulfilling its legal and fiduciary responsibilities to shareholders and regulating authorities relating to the quality and integrity of the Corporations' financial reporting standards and practices and, the adequacy of its internal controls.

    In fulfilling these responsibilities, the Committee will communicate directly with the external auditors, general counsel, and management of the Corporation. The Committee shall formally report to the Board as to its deliberations and findings and maintain communication between the Board and the Corporation's external auditors.

    So long as the Corporation is listed on Nasdaq, each member of the Committee shall be an "independent" director within the meaning of the Nasdaq rules. Notwithstanding the foregoing, as permitted by the rules of the Nasdaq, under exceptional and limited circumstances, one director who does not meet certain of the criteria for "independence" may be appointed to the Committee if the Board determines in its business judgment that membership on the Committee by such person is required by the best interests of the Corporation and its shareholders and the Corporation discloses in the annual proxy statement the nature of such person's relationship and the reasons for the Board's determination. All members of the Committee shall be financially literate at the time of their election to the Committee or shall become financially literate within a reasonable period of time after his or her appointment to the Committee. "Financial literacy" shall be determined by the Board in the exercise of its business judgment, and shall include a working familiarity with basic finance and accounting practices and an ability to read and understand fundamental financial statements. At least one member of the Committee shall have accounting or related financial management expertise, as such qualification may be determined in the business judgment of the Board.

    Upon any changes in the composition of the Committee and otherwise approximately once each year, the Committee shall ensure that the Corporation promptly provide Nasdaq with written confirmation regarding:

        (a) Any determination that the Board has made regarding the independence of the Committee members;

        (b) The financial literacy of the Committee members;

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
        (c) The determination that at least one of the Committee members has accounting or related financial management expertise; and

        (d) The annual review and reassessment of the adequacy of the Committee's charter.

    The Committee shall:

1. Review the year-end audit of the Corporation with the management, the external auditors, and general counsel prior to release to determine that all are satisfied with the accounting policies and planned disclosure of the financial information. Specific inquiries shall be made into the appropriateness of accounting principles and financial disclosure practices used or proposed, particularly regarding the degree of aggressiveness or conservatism of the accounting principles and underlying estimates.

2. Ensure that the Corporation's interim financial statements included in Quarterly Reports on Form 10-Q have been reviewed by the external auditors using appropriate professional standards and procedures.

3. Prepare a report to be included in each annual proxy statement (or other proxy statement or consent statement relating to the election of directors) of the Corporation commencing after December 15, 2000 which states, among other things, whether:

        (a) the Committee has reviewed and discussed with management the audited financial statements to be included in the Corporation's Annual Report on Form 10-K for the year then ended;

        (b) the Committee has discussed with the Corporation's external auditors the matters required to be discussed by Statements on Auditing Standard
    No. 61, as may be modified or supplemented;

        (c) the Committee has received the written disclosures and the letter from the Corporation's external auditors required by Independence Standards Board Standard No. 1, as may be modified or supplemented, and has discussed with the external auditors their independence; and

        (d) based on the review described in subsections (a), (b) and
    (c) above, the Committee has recommended to the Board that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for the last fiscal year.

4. Review with general counsel pending litigation, claims and other actions involving the Corporation, which may have a material effect on the Corporation and determine that adequate reserves have been established.

5. Review with the external auditors and management the adequacy and effectiveness of the Corporation's internal controls, and elicit any recommendations that they may have for the improvement of such internal control procedures.

6. Review with the controller the external auditor's management letter and management's response and plans for corrective action.

7. Review contemplated changes in accounting policies, financial reporting and auditing proposals promulgated by regulatory and professional bodies.

8. Recommend to the Board each year an external auditing firm to be employed to audit and report upon the Corporation's financial statements and review the performance of the current external auditors.

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
9. Oversee the independence of the Corporation's external auditors by, among other things:

        (a) requiring the external auditors to deliver to the Committee on a periodic basis a formal written statement delineating all relationships between the external auditors and the Corporation; and

        (b) actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditors and recommending that the Board take appropriate action to satisfy itself of the auditors' independence;

10. Review with the external auditors their audit plans and scope for the coming year, any non-audit services performed or planned, and the compensation paid the external auditors for services performed.

11. Obtain from the external auditors any information pursuant to Section 10A of the Securities Exchange Act of 1934.

12. Review with management the status of tax returns and tax audits.

13. Meet independently with the external auditors without members of the management present. Among items to be discussed in these meetings are the external auditors' evaluation of the Corporation's financial and accounting personnel, and the cooperation which the auditors received during the course of their activities.

14. Perform such additional activities, and consider such other matters, within the scope of its responsibilities, as the Committee or the Board deems necessary or appropriate.

    The chairperson of the Committee shall, in consultation with the external auditors and management, prepare an agenda for the meetings to be held during the year which will allow the committee to perform the above activities and adequately discharge its duties. Minutes of the all committee meetings shall be prepared and reported to the Board and be maintained by the controller.

                                      ***

    While the Committee has the duties and responsibilities set forth in this charter, the Committee is not responsible for planning or conducting the audit or for determining whether the Corporation's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Similarly, it is not the responsibility of the Committee to resolve disagreements, if any, between management and the external auditors or to ensure that the Corporation complies with all laws and regulations.

                                 *************

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